Exhibit (e)(6)

Zug, May 22, 2013

Re:        Your employment at Gentium GmbH:

In accordance with our previous understandings, we wish to confirm that it is the intention of Gentium GmbH, (hereinafter the "Company") to hire you upon the terms and conditions hereinafter specified.

1.	Duties – Place of work

1.1
You will be employed by the Company, effective from June 17th, 2013, to perform your employment duties at Gentium GmbH. You will perform the duties of “Vice President, Medical Affairs” of the Company on a full time basis and reporting to the Senior Vice President, Commercial Operations of the Company.

1.2
As an employee of the Company, you hereby undertake, for as long as you are employed, to devote your attention and ability to the duties of your employment, and faithfully and diligently perform your duties and exercise only such powers as are consistent with them. In particular, you shall (i) comply with all lawful and reasonable directions given by the Senior Vice President, Commercial Operation of the Company or the persons/committees delegated by the Senior Vice President, Commercial Operations of the Company, (ii) use your reasonable endeavors to promote the interests of the Company and (iii) keep the Senior Vice President, Commercial Operations of the Company informed (in writing if so requested) of your conduct of business and provide such explanations as they may reasonably require.

1.3	The fulfilment of your responsibilities may make it necessary for you to travel and/or to work temporarily at other locations in Switzerland or abroad.

1.4	Below are the duties pertaining to your employment relationship:

•	Key Opinion Leader Management
•	Medical and Marketing Compliance
•	Working with the Clinical Development Team in the management of Phase 4 and Investigator Initiated Trials
•	Health Economic and Market Access Studies
•	Contribute to overall strategic direction as a member of the Commercial Leadership Team
•	Working with K.O.L’s in the relevant countries to gain support for registration, reimbursement and use of Gentium products
•	Working closely with the regulatory and distribution functions to develop the launch plans needed for new product launches.
•	Contributing to the overall management and strategic direction of the Company.

2.	Compensation

2.1
As compensation for the services rendered in favor of the Company, you will receive a base salary of CHF 250,000.00 (hereinafter the "Base Salary”), gross of any applicable tax and social security withholdings. Your Base Salary shall be reviewed annually and in light of such review may be increased (but not decreased) taking into account any change in your responsibilities and your performance.

2.3	The Base Salary will be paid in 12 (twelve) monthly installments, gross of any applicable tax and social security withholdings to be paid on the 28th day of each month.

2.4
In addition to the Base Salary, on an annual basis, the Company will recognize CHF 12,000 which will be paid in 12 (twelve) monthly installments, gross of any applicable tax and social securities withholding as compensation for expenses that you will incur in performing services for the Company for which you will not be required to furnish supporting documentation.

2.5
You hereby undertake not to disclose and keep confidential the terms of your economic treatment. You hereby waive any privacy or confidentiality rights you may have if the Company is required to or chooses to disclose, including publicly, the terms of your economic treatment, including fling this Agreement as an exhibit to its registration statements or reports filed with the Securities and Exchange Commission, other regulators and/or any securities exchange upon which the Company's securities or American Depositary Shares are listed or traded.

3.	Fringe Benefits

3.1
The Company will provide you with a company car of a model and horsepower in line with your functions, it being understood that you shall return the car to the Company, at the time of termination of this agreement. You will be entitled to use such company car also for private purposes, in accordance with the Company's internal regulation in its respective relevant version and in compliance with the applicable tax and social security regulations in force in Switzerland. In accordance with internal policies, the Company will also provide you with a cellular phone, laptop and corporate credit card

3.2	The Company will bear the insurance, property tax, and maintenance cost related to said car.

3.3
The gasoline expenses concerning the aforesaid car will be reimbursed by the Company in compliance with applicable Company car policy in its respective relevant version with which you undertake to fully comply. Until adoption you support the gasoline expenses for private purposes and the Company those for Company’s use.

4.	Bonus

4.1
Beginning fiscal year 2013, you may be eligible to receive an annual bonus (gratifica) in cash (hereinafter, the "Bonus") in accordance with the Company's internal rules as applied from time to time, targeted at 30% of your Base Salary, upon achievement of the objectives to be determined by the Senior Vice President, Commercial Operation of the Company.

4.2	All bonuses will be awarded at the sole discretion of the Company. Therefore, the granting of a Bonus in a given year will not entitle you to receive the Bonus in the following years.

4.3
You shall be eligible to receive 50,000 stock options at an exercise price equal to the fair market value of the ADR’s of the parent company Gentium S.p.A. on the date of grant. All such options shall vest 1/3rd on the first anniversary of the date of grant and 1/36th per month on the first day of each of the twenty-four months followings the first anniversary of the date of grant. At sole discretion of Gentium S.p.A, you may be eligible to receive additional stock options according Gentium S.p.A. stock Option Plans or to reward an outstanding performance.

5.	Working time

5.1	In light of the particular duties pertaining to your employment relationship, you shall not be subject to a specific working time (the average of 40hours weekly working time shall be a guideline) and, therefore, you shall not be entitled to any further compensation in addition to your Base Salary, nor you shall be entitled to specific pay for overtime. In any case, you undertake to commit 100% of your professional time to the services to be rendered in favour of the Company pursuant to this agreement. “except reasonable and customary time spent on civic , charitable and religious activities and serving as an outside Board member or activities for companies that do not compete with the Company, in each case such activities shall not interfere in any material respect with his duties and responsibilities hereunder.

6.	Term

6.1	Your employment relationship shall be effective from June 17th, 2013 and shall be deemed for an indefinite term, commencing from the date hereof.

7.	Duty of loyalty, confidentiality and other duties

7.1
During the performance of your employment relationship with the Company, you undertake not to engage in any activities, directly or indirectly, which can be deemed in violation of your duty of loyalty towards the Company including - whether alone or jointly with any other person, company or entity, and whether directly or indirectly, and whether as director, officer, agent, promoter, manager, employee or consultant of, in or to any other person, company or entity - carrying out any activities in competition with the business of the Company.

7.2
You shall not, at any time whether during the term of the employment with the Company or after its termination, for any reason - divulge to any other entity or person any confidential information concerning the Company’s financial affairs or business processes or methods or its research, development or marketing programs or plans, any of its trade secrets, any of its customers and suppliers. You acknowledge that all information, the disclosure of which is prohibited under these provisions, is of a confidential and proprietary character and of great value to the Company.

7.3
You further agree to deliver promptly to the Company, upon termination of the employment with the Company for any reason, or at any time that the Company may so request, all confidential memoranda, notes, records, reports, manuals, drawings, software, electronic/digital media records, and other documents (and all copies thereof) relating to the Company’s business and all property associated therewith, which you may then possess or have under your control.

8.	Restrictive covenants

8.1	You hereby further covenant and undertake to the Company that you will not:

(i)
solicit, approach or entice away from the Company any officer, employee, consultant or agent whether or not that person would commit a breach of his/her employment/ consultancy/agency agreement by reason of leaving service;

(ii)	canvass, solicit, approach or entice away from the Company any person/company who is a customer of the Company;

(iii)
canvass, solicit, approach or entice away from the Company any person/company who/which supplied good or services to the Company during the performance of your employment relationship, or interfere or seek to interfere or take steps which may interfere with supplies to the Company or with the terms of business relating to such supplies.

8.2
It is understood that you cannot carry out any of the activities under Sub-Section 8.1 above whether directly or indirectly, whether alone or jointly with any other person, company or entity, and whether as shareholder, director, manager, officer, employee, agent, promoter, consultant of, in or to any other person, company or entity.

8.3
You shall procure that, except as provided for under sub-Section 7.1 above, no entity owned or controlled directly or indirectly by you (whether alone or together with one or more persons) will act in such a way as would be a breach of the obligations contained in this Section 8 if you were so to act.

9.	Business travel

9.1	In compliance with Company’s policy, you are entitled to obtain reimbursement of the relevant out-of pocket expenses.

10.	Holidays

10.1	You are entitled to an annual paid vacation period equal to 25 (twenty-five) business days.

11.	Termination

11.1	Each of the parties may terminate the employment relationship for the reasons and following the procedures set forth in statutory provisions and in the applicable law.

11.2
Employment may be terminated by either party as of the end of the month, during the first year of service with a notice period of one month, in the second and up to and including the ninth year of service with a notice period of two months, and thereafter with a notice period of three months. Notice must in any case be given in writing.

11.3
After termination of the employment relationship you are bound by the restrictions as set out by law or in this employment agreement, Your duty of confidentiality according to clause 7.2 of this agreement persist without limitation during the notice period as well as for the time after termination of this employment relationship.

11.4	Upon termination of your employment relationship, irrespective of the reason thereto, you shall be obliged to return all material and property belonging to the Company.

11.5
Upon termination of your employment relationship, irrespective of the reason thereto, you shall be entitled to (a) all accrued but unpaid Base Salary and benefits up to and including the date of termination, or, in the case of your death, accrued to the last day of the month in which the death occurs, (b) exercise your vested options to purchase ordinary shares of the Company in accordance with the terms set forth herein, except in the case of your death or disability, in which case you or your estate, as applicable, shall have the right to exercise all vested options, at a minimum, during the one year period from the date of death or disability, and (c) any payment owed or due to you, but not yet paid, pursuant to your Bonus.

11.6
Where a Change In Control occurs (as defined below) and your employment is terminated by the Company without Cause (as defined below) ,you will be entitled to receive, severance pay equal to the aggregate of (i) one time your Base Salary in effect at such time of termination, (ii) one time the greater of the average of the Bonuses received in the last 3 years of employment or the targeted Bonus for the year in which you are terminated or resign and (iii) the prorated targeted Bonus for the year in which you are terminated or resign as accrued in the course of the year of termination or resignation.  In addition, in such a situation, all your unvested stock options will become fully vested and exercisable of the date of termination or resignation of employment and shall be exercisable for a period of 90 days after the date of termination or resignation.

11.7
Should you elect to receive the severance payment referred to in paragraph 11.6 above, no further sum shall be due and payable by the Company including but not limited to the notice period indemnity and the other indemnities and damages as well as any damages whatsoever. The payment of the relevant severance will be conditioned upon the execution by you of a waiver and release in the form established by the Company.

12.	Privacy

Pursuant to the Article 13 of the Italian Legislative Decree no. 196/03 (the “Decree”), you hereby give your consent that your personal data be used by the Company, including the disclosure and communication thereof to third parties, in connection with the fulfilment of all the obligations related to your employment relationship. For this purpose, you hereby confirm of having been informed on the content and implications of Article 13 of the aforesaid mentioned Decree.

13.	Definitions

“Change In Control” shall mean:

(a)
The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization;

(b)	The sale, transfer or other disposition of all or substantially all of the Company’s assets;

“Termination for Cause” shall mean a termination by the Company when there is a cause triggering a termination without notice. By way of example, Cause shall mean any of the following: (i) your commission of a felony or of any criminal act (not including traffic misdemeanors) involving moral turpitude which results in a conviction; (ii) your deliberate and continual refusal to perform satisfactorily in all material respects employment duties not inconsistent with this Agreement; (iii) an act of fraud or embezzlement by you; (iv) your wilful misconduct or negligence having a material adverse effect on the Company’s business; or (v) a material breach of this Agreement, including the loyalty provisions set forth in Paragraph 7.1, the Company’s code of conduct, the Company’s code of ethics or the Company’s insider trading policy. Determination as to whether or not a Cause exists for termination of the employment will be made in accordance with Swiss laws.

14.	Social security, tax at source, children and family allowances

14.1
The premiums for social security insurances prescribed by statute as well as any state impositions (such as but not limited to source taxes) according to the applicable law are deducted from the salary payments and from any other payment subject to such deductions.

14.2	The entitlement to children’s and family allowances is governed by applicable Law on Children’s and Family Allowances.

14.3
If you are subject to the Swiss social security system, you are insured under the LAINF (Accident Insurance Law) against occupational accidents and against non-occupational accidents. The consequences of an accident are additionally covered by a complementary insurance (accident insurance in addition). The premiums for the occupational accident insurance are borne in full by the employer. The premiums for the non-occupational insurance and the complementary insurance are borne 50% by each party.

14.4.
You are admitted to the Company’s pension scheme, if you are subject to the Swiss social security system. In this case, the pension scheme benefits and the contributions to be paid are determined by the regulations in its respective relevant version.

You are provided with copies of the relevant regulations.

15.	Sickness and salary continuation

Salary continuation in the event of sickness is governed by prescription of the law. In the event that the you are subject to the Swiss social security system, there exists an illness daily allowance insurance.

The scope and term of the insurance benefits paid in this case are determined by the condition of the insurance contract in force at the time, whereby the premiums are borne 50% by each party]. Benefits paid by the insurance supersede entitlements for salary continuation according to the prescriptions of the law.

The premiums are borne by employee and employer 50% each.

16.	Notice

16.1	Any notice or other communication to be given under this Agreement shall be in writing and addressed as follows:

-	for the Company:

Gentium GmbH

General Guisan Streasse, 6

6303 Zug, Switzerland

-	for Mr. Giorgio Mosconi :

via Ing L Casale 25 Breganzona 6932 , Switzerland

17.	Governing law and Jurisdiction

17.1
Any other terms and conditions of your employment not expressly regulated herein shall be governed by the applicable provisions of Swiss law, which governs this contract and the relevant employment relationship.

18	Final provisions

18.1	This agreement is contingent upon issuance of the legally required residence permit authorizing the employee to perform work for employer in Switzerland.

18.2	Amendments to this agreement cay only be agreed upon in writing

On behalf of Gentium GmbH

Zug, 22/05/2013

/s/ Khalid Islam
Dr. Khalid Islam
Manager of the Swiss Office

For full acceptance of the above terms

Mr. Giorgio Mosconi

Zug, 22/05/2013

/s/ Giorgio Mosconi

Employment contract

- Amendment -

With the aim of extending the restrictive convents agreed upon in the Employment Contract due to the additional scientific tasks pertaining to the position of Scientific Director in a research team will carry out during the Temporary Assignment period at Gentium S.p.A in Italy, which shall be utilized for the expansion of the commercial activities related to the Medical Affairs’ Division of the Employer, the parties of the Employment Contract in effect since June 17th 2013 between

Gentium GmbH
General Guisan Strasse 6,
6303 Zug
Switzerland
as Employer
and

Giorgio Mosconi
Via Ing. L. Casale 25
6932 Breganzona
Switzerland

as Employee

agree on the following:

Clauses 7 and 8 of the Employment Contract shall be extended with respect to their content in order to take into consideration the “Confidential Information”  which the Employee will learn during his Assignment in Italy and which will be applied in our Company. Therefore the mentioned clauses are replaced by the following new clauses, effective from 2 December, 2013.

Whereas

“Confidential Information” shall mean any data and information of whatever nature, either written or oral, which are not known to the public, and which regard - in relation to the Company - its business, commercial, developmental, financial, sales, operating, performance, cost and marketing actions, initiatives, strategies and plans, patents, clients, suppliers, agents and other commercial partners, as well as contractual conditions with the latter, trade and industrial secrets, inventions, tests, processes, clinical trials and other trials and experiments, methods, discoveries, formulas, know-how, products, including but not limited to Defibrotide, the actual and potential results of the Company’s R&D, relationships with regulatory and administrative authorities, the organization and financial data, any other relevant data and information pertaining to the Company and its products.

7.           Duty of loyalty, confidentiality and other duties

7.1           During the performance of the employment relationship with the Company, the Employee undertakes not to engage in any activities, directly or indirectly, which can be deemed in violation of his duty of loyalty towards the Company including - whether alone or jointly with any other person, company or entity, and whether directly or indirectly, and whether as director, officer, agent, promoter, manager, employee or consultant of, in or to any other person, company or entity – carrying out any activities (i) in competition with the business of the Company or (ii) in relation with patents, trade and industrial secrets, inventions, tests, processes, clinical trials and other trials and experiments, methods, discoveries, formulas, know-how, products, including but not limited to Defibrotide, pertaining to the Company or Gentiums’ group Companies or (ii) utilizing the actual and potential results of the Company’s R&D and the relationships with regulatory and administrative authorities or (iii) utilizing

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the organization and financial data, any other relevant data and information pertaining to the Company and its products and related to the research.

The Employee also undertakes not to engage in any activity, even without consideration and on an occasional basis, related to research, testing, trials and development which, even indirectly or partially, entails the use of Defibrotide. (the “Restricted activities”).

7.2           The Employee shall not, at any time - whether during the term of the employment with the Company or after its termination, for any reason - divulge to any other entity or person any Confidential Information concerning the Company’s financial affairs or business processes or methods or its research, development or marketing programs or plans, any of its trade secrets, any of its customers and suppliers. The Employee acknowledge that all information, the disclosure of which is prohibited under these provisions, is of a confidential and proprietary character and of great value to the Company.

7.3           The Employee  further agree to deliver promptly to the Company, upon termination of the employment with the Company for any reason, or at any time that the Company may so request, all confidential memoranda, notes, records, reports, manuals, drawings, software, electronic/digital media records, and other documents (and all copies thereof) relating to the Company’s business and all property associated therewith, which he may then possess or have under his control. In this connection the Employee undertakes that all the original and the copies of any documents or other supports of whatsoever nature containing “Confidential Information” as defined above as well as any other data and information pertaining to the Company or concerning the same, given to the Employee or coming in the Employee’s hands during the Employment Relationship will be considered as sole property of the Company and will have to be returned when the Company requests them or upon termination of the Employment Relationship. In any case, the above documents and supports, which have to be considered as extremely confidential, cannot be disclosed by the Employee, and must be kept in the Employee’s custody until he returns them to the Company.

8.           Restrictive covenants, non compete and non-solicitation obligations.

8.1           The Employee hereby further covenants and undertakes to the Company that he will not during the term of the Employment relationship and at any time during a Restricted Period (as below):

(i)
solicit, approach or entice away from the Company or from any company affiliated to the Company any officer, employee, consultant or agent whether or not that person would commit a breach of his employment/ consultancy/agency agreement by reason of leaving service directely.

(ii)
canvass, solicit, approach or entice away from the Company any person/company who is a customer of the Company or from any company affiliated to the Company. induce or seek to induce any customer or business partner of the Company to cease dealing with the Company or to restrict or vary the terms upon which it deals with the Company.

(iii)
canvass, solicit, approach or entice away from the Company or from any company affiliated to the Company any person/company who/which supplied good or services to the Company during the performance of his employment relationship, or interfere or seek to interfere or take steps which may interfere with supplies to the Company or with the terms of business relating to such supplies.

(iv)
directly or indirectly engage, assist or be interested in any undertaking in competition with the employer, which provides services and/or products similar to those provided by the employer in Switzerland for the period of 24 months following the termination of this employment contract and in the territory of Switzerland  except for prior written consent of the Employer

8.2           It is understood that the Employee cannot carry out any of the activities under Sub-Section 8.1 above whether directly or indirectly, whether alone or jointly with any other person, company or entity, and whether as shareholder, director, manager, officer, employee, agent, promoter, consultant of, in or to any other person, company or entity.

8.3           The Employee shall procure that, except as provided for under sub-Section 7.1 above, no entity owned or controlled directly or indirectly by his (whether alone or together with one or more persons) will act in such a way as would be a breach of the obligations contained in this Section 8 if she were so to act.

8.4           Clauses 8.1, 8.2, 8.3, 7.1 (restricted activities) and 7.2 are limited to period of 2 years after termination of this agreement. (Restricted Period). The above non competition obligations, which do not prevent the Employee from carrying out any other activities unrelated Defibrotide, and the peculiar business in which the Company engages, refer to the entire EU

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territory the United States (the “Territory”). For the sake of clarity, reference to the Territory means that the Employee is prohibited from carrying out any Restricted Activities anyhow connected with the Territory, even if any such Restricted Activities are actually performed in/from countries which do not fall under the Territory.

8.5. Disclosure: The Employee hereby undertakes to inform the Company, by registered letter, starting from the date of termination of the Employment Relationship and throughout the Restricted Period of (i) any new business activity and any variation of the same and (ii) the name of the person, company or entity in favour of which he will carry out his activity. Such disclosure shall be made no later than the starting date or the date of variation of said activity.

8.6           Penalty:  in the event the Employee fails to comply with any of the provisions of this clause, the Employee shall, in respect of every breach, be required to pay a penalty to the Employer amounting to four times his monthly gross salary as at the time of the breach or, if his employment has terminated for whatever reason, his monthly gross salary immediately prior to the termination of the employment, notwithstanding the Employer’s right to claim actual damages in case the actual loss caused to the employer or any other group company exceeds the penalty due. Payment of the penalty does not exempt the Employee from complying with the provisions of this clause. The Employer may, in addition to the payment of penalty and the claim for actual damages, request the elimination of the situation contrary to this Employment Contract.

In witness thereof, this amendment to the employment contract has been signed and executed in duplicate.

Zug, October 28, 2013	Zug, October 28, 2013

/s/ Khalid Islam	/s/ Giorgio Mosconi
Gentium GmbH, Dr. Khalid Islam	Giorgio Mosconi

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Assignment Agreement

Between:	Gentium GmbH
General Guisan Strasse, 6
	6303 Zug	(hereinafter “Employer”)

and

Giorgio Mosconi
Via Ing. L. Casale 25
6932 Breganzona
	Switzerland	(hereinafter “Employee”)

RECITALS

WHEREAS:

I.	the employment agreement of Dr. Mosconi, dated 22 May 2013, has been effective since June 17, 2013 (hereinafter “Employment Contract”).

II.
the Employer’s business purpose is the distribution of biotechnical and chemical products in particular of pharmaceutical products. The Employer is a company of the Group Gentium, directly controlled by the listed company Gentium S.p.A., Italy.

III.	the Employee currently performs the duties of “Vice President, Medical Affairs” as set forth in the Employment Contract which foresees a full time employment in Switzerland.

IV.
the business development of the Employer requires now to acquire specific scientific know-how to be utilized for the expansion of the commercial activities related to its Medical Affairs’ division and complete post-authorization measure for the marketing authorization.

V.
on the basis of their employment relationship Employer and Employee have mutually and verbally agreed that Employee, in addition to his tasks in Switzerland will be partially assigned to Italy in order to increase his scientific knowledge on clinical projects of the Group and complete post-authorization measure for the marketing authorization.

VI.
in view of the above said, Employer and Employee would like to put down in writing in this agreement (hereinafter “Assignment Agreement”), the terms and conditions for the Assignment on which they have already verbally agreed.

NOW THEREFORE, in consideration of the mutual arrangements contained herein, the parties hereby agree as follows:

1.	ASSIGNMENT AGREEMENT AND LOCATION OF ASSIGNMENT

The purpose of this Assignment Agreement is to set out – by addendum to or, where applicable, in alteration of the Employment Contract - the terms and conditions of the Employee’s Assignment from Employer to Gentium S.p.A, Villa Guardia, Italy (hereinafter “Host Company”).

As far as not specially provided for in this Assignment Agreement, the terms and conditions of the Employment Contract continue to apply. In case of conflict between the Employment Contract and the Assignment Agreement, the Assignment Agreement shall prevail.

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During the Assignment the Employee will remain employed by the Employer. The period of his Assignment will count towards the years of service with the Employer.

The Assignment is organized in order to pass on the scientific know-how to be subsequently utilized in the medical affairs’ business of the Employer and complete post-authorization measure for the marketing authorization.

Considering the purposes, the Employee will therefore commit 60% of his professional time in favour of the Employer pursuant to the signed Employment contract and 40% in Italy by the Host Company.

The professional commitment in Italy shall be intended for a period of max 146 days per year and this within the yearly duration of the Assignment Agreement as set forth in point 2 below.

The Employer and the Employee mutually agree to plan and coordinate with the Host Company the period of presence in Switzerland and of the secondment in Italy based on the working exigencies.

2.	ASSIGNMENT START AND DURATION

The Assignment started on December 2, 2013. The start of Assignment will be contingent for the Employee upon securing the necessary work and residence permit for him prior to the expected start date.

For the time being, the Assignment shall be for a limited duration and is intended not to exceed the duration of 1 (one) year. This duration may be shortened or extended for another year due to changes in business requirements. In case the need of shortening or prolongation becomes apparent, this will be communicated with the Employee in due course according to the relevant circumstances.

Should any future prolongation of the time for which the Employee is sent abroad exceed the utmost total amount of years for which an Assignment status can be obtained according to the applicable laws or should the Assignment status cease to apply for any other reason, the parties hereby acknowledge that they will mutually agree on the further terms and conditions under which Employee’s work performance abroad for Employer shall be pursued. In such case, the parties will agree in time on the necessary amendments which would have to be made to this Assignment Agreement.

3.	POSITION

The Employee is partially assigned to Italy to perform the position of Scientific Director in a research team. Hence, the Employee performs his responsibilities and duties according to the description of his position in the Employment Contract and - within the scope of this Assignment Agreement - in accordance to the job description of the Host Company as follows: lead the scientific and clinical efforts of the company, managing development as well as scientific partnerships for research and discovery. The role will be to manage the R&D department and clinical programs, regulatory requirements including filing and registration and to design and implement a development plan within budget and timelines. Set up a patient registry to investigate the long term safety, health outcomes and patterns of utilisation of defibrotide during normal use, as specific obligation requested by EMA for the marketing authorization.

In connection with this Agreement the Employee shall report to the Employer Mr. Adrian Haigh on a regular basis and to Mr. Khalid Islam – Managing Director who will define the operational objectives and assess the performance through regular review in accordance with applicable Policy.

4.	SALARY, BONUS AND OTHER PAYMENTS

With the effect from the beginning of this Assignment and until end of the Assignment period, the Employee’s annual gross base salary shall be CHF 275’000. The premiums for social security insurances prescribed by statute and other employee’s contributions for any additional insurances are deducted from the salary payments.

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In addition, the Employee remains entitled to an annual performance bonus based on the Employer’s internal rules. However, during the period of this Assignment Agreement the agreed target bonus will increase from 25% to 40% of the base salary, upon achievement of the objectives to be determined by the Managing Director.

The salary will be paid in 12 monthly instalments. The Employee remains on Employer’s payroll.

5.	VACATION

During the Assignment the Employee will be eligible for the vacation entitlement in accordance with the Employment Contract. Vacations days not taken cannot be carried over from year-to year.

6.	WORKING HOURS

During the Assignment the Employee is basically expected to observe the working time and the related regulations as stipulated in the Employment Contract. However, working time applicable at Gentium’s S.p.A site may require a regulation that differs from the one in the Employment Contract. Should this be the case the parties will mutually agree on such regulation.

7.	TAX LIABILITY – TAX ADVICE

The fulfilment of any personal tax liabilities of the Employee which apply according to the applicable laws (Swiss and Italy) for the duration of the Assignment are and continue to be in the sole responsibility of Employee.

8.	SOCIAL BENEFITS

8.1  SOCIAL SECURITY AND PENSION

During the Assignment, the Employee will continue to be covered by the Swiss social security system, to the extend she is subject to this. The statutory contributions which are due according to Swiss law will be deducted from Employee’s salary.

The Employee will remain in Employer’s pension plan. Contributions will be deducted from Employee’s salary according to Employer’s pension fund regulation.

8.2  HEALTH INSURANCE

During the Assignment, it remains the Employee’s sole responsibility to provide for sufficient health insurance, which shall include medical treatment and hospital assistance in Italy.

8.3  ACCIDENT INSURANCE

The Employee will remain insured in the Employer's accident scheme, in accordance with the compulsory Swiss Federal Law on Accident Insurance (UVG). Provided that insurance coverage is admissible, the Employee will be maintained in any additional accident insurance according to the Employer's regulation.

8.4  DAILY INDEMNITY INSURANCE

Provided that insurance coverage is admissible according to the respective insurance contract, the Employee will continue to be insured in case of incapacity to work as a result of illness according to the Employer's regulation. The premiums for this insurance have to be borne according to the Employment Contract.

9.	CONFIDENTIALITY

During the Assignment the Employee is, in accordance with paragraph 7 of the Employment Contract, bound to secrecy and confidentiality on all business processes or method or research including confidential information of the Host Company. After termination of the Assignment for any reason the Employee remains bound to secrecy

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and confidentiality, to the extent this is necessary to preserve the rightful interests of the Employer and of the Host Company.

On request of the Employer and in any event on termination of the Assignment or suspension of the employee from active duty for whatever reason, the Employee must return all documents, correspondence, data carriers and copies thereof  in any  manner whatsoever belonging to the Employer or to other companies affiliated with the employer.

10.	TERMINATION

After expiration of the Assignment as defined in accordance with Article 2 of this Assignment Agreement, this Assignment will automatically terminate on November 30th , 2014, provided that the Assignment is neither shortened nor extended.

This Assignment Agreement may be terminated at any time by either party at the end of a calendar month, subject to 2 (two) months' notice. Notice shall in any case be served in writing.

Gentium S.p.A. particularly reserves the right to send the Employee back to Employer. Such relocation is understood to be prepared and accompanied by the necessary arrangements between Employee and Employer. Such arrangements will entail that the terms and conditions of this Assignment Agreement, in particular those relating to remuneration and benefits, are revised in accordance with the circumstances.

The termination of this Assignment Agreement, irrespective of the reason for the termination, will not imperatively entail the termination of the employment relationship between Employer and Employee. Termination of the Employment Contract would in any case have to be made by a separate measure of termination and which would have to be in accordance with the terms and conditions of the Employment Contract.

On the other hand, the Assignment and this Assignment Agreement will terminate immediately, at any time, if the employment relationship between Employer and Employee terminates, irrespective of the reason for the termination of the employment relationship and irrespective of the party giving notice.

Reserved is the right to terminate the Assignment Agreement with immediate effect in the event of important reasons, as this term is defined by Swiss law and jurisdiction.

11.	EFFECTIVE DATE

With execution of this Assignment Agreement by both parties, this Assignment Agreement shall have effect as of December 2, 2013.

12.	APPLICABLE LAW

The Assignment Agreement shall be governed by the laws of Switzerland.

The Employee confirms his agreement by returning a signed copy of this Assignment Agreement to Mr. Khalid Islam  (Employer).

Please accept the Employer’s best wishes for a successful and enjoyable Assignment.

Place and date:	Place and date:
/s/ Khalid Islam	/s/ Giorgio Mosconi
Gentium GmbH	Giorgio Mosconi
Khalid Islam – Managing Director

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